

December 20, 2012

Via E-mail
Mr. Robert Greenberg
Chief Executive Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

      **Re: Skechers U.S.A., Inc.
             Form 10-K for the Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-14429**

Dear Mr. Greenberg:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Note (1) – The Company and Summary of Significant Accounting Policies, page 49

(c) Noncontrolling interests

1.   We note disclosures at page 10 indicating that you maintain a 50% interest in a joint venture in Malaysia and Singapore and a 50% interest in a joint venture in China and that these joint ventures are consolidated in your financial statements.   Please tell us how you maintain a controlling financial interest in these entities and describe how your

consolidation of the results of these entities complies with FASB ASC Subsection 810-10-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Melissa Rocha at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining